                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                   FORM 6-K
                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

               For the nine month period ended October 31, 2000
                       Commission File Number:  0-30320

                              TRINTECH GROUP PLC
            (Exact name of registrant as specified in its charter)

                                    Ireland
                (Jurisdiction of incorporation or organization)

                              Trintech Group PLC
                               Trintech Building
                          South County Business Park
                                 Leopardstown
                              Dublin 18, Ireland

                    (Address of principal executive offices)


Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                    Form 20-F     X     Form 40-F
                               -------             -------

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                        Yes              No     X
                             -------         -------

If "Yes" is marked, indicate below the file number assigned to the registrant in conne ction Rule 12g3-2(b):


          82-   N/A
             ---------

                              Trintech Group PLC
                                   Form 6-K
                               Table of Contents

Financial Information:
                                                                                                                         Page
                                                                                                                         ----
Condensed Financial Statements (unaudited)
     Condensed Consolidated Statements of Income for the Three Months and Nine Months Ended October 31, 2000 and 1999..     3
     Condensed Consolidated Balance Sheets as of October 31, 2000 and January 31, 2000.................................     4
     Condensed Consolidated Statements of Cash Flows for the Nine Months Ended October 31, 2000 and 1999...............     5
Notes to Condensed Consolidated Financial Statements...................................................................     6
Management's Discussion and Analysis of Financial Condition and Results of Operations..................................    10
Risk Factors...........................................................................................................    24
Signatures.............................................................................................................    35


                           TRINTECH GROUP PLC
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
         (U.S. dollars in thousands, except share and per share data)

                                                              Three months                          Nine months
                                                            ended October 31,                     ended October 31,
                                                       ---------------------------           ---------------------------
                                                          2000             1999                 2000             1999
                                                       ----------       ----------           ----------       ----------
Revenue:
   Product....................................         $    6,052       $    4,890           $   15,528       $   13,426
   License....................................              5,932            2,357               14,386            5,693
   Service....................................              2,040              783                3,583            2,077
                                                       ----------       ----------           ----------       ----------
           Total Revenue......................             14,024            8,030               33,497           21,196
                                                       ----------       ----------           ----------       ----------
Cost of revenue:
   Product....................................              4,046            3,045               10,351            8,737
   License....................................              1,294              574                3,805            1,946
   Service....................................              1,701              689                3,031            1,751
                                                       ----------       ----------           ----------       ----------
          Total Cost of Revenue...............              7,041            4,308               17,187           12,434
                                                       ----------       ----------           ----------       ----------
Gross margin..................................              6,983            3,722               16,310            8,762

Operating expenses:
   Research & development.....................              4,781            2,387               13,147            5,975
   Sales & marketing..........................              4,643            2,184               11,964            6,102
   General & administrative...................              2,871            1,764                7,851            5,006
   Amortization...............................              1,436                -                1,436                -
   Stock compensation.........................              1,157                -                4,086                -
                                                       ----------       ----------           ----------       ----------
          Total operating expenses............             14,888            6,335               38,484           17,083
                                                       ----------       ----------           ----------       ----------
Income (loss) from operations.................             (7,905)          (2,613)             (22,174)          (8,321)
   Interest income (expense), net.............              2,224              252                5,198              391
   Exchange gain (loss), net..................                 97              222                 (103)             484
                                                       ----------       ----------           ----------       ----------
Income (loss) before
 provision for income taxes....................            (5,584)          (2,139)             (17,079)          (7,446)

   Provision for income taxes.................               (324)               -                 (326)              (1)
                                                       ----------       ----------           ----------       ----------
Net income (loss).............................         $   (5,908)      $   (2,139)          $  (17,405)      $   (7,447)
                                                       ==========       ==========           ==========       ==========
Basic and diluted net income (loss)
 per Ordinary Share............................        $    (0.21)      $    (0.11)           $   (0.64)      $    (0.43)
                                                       ==========       ==========           ==========       ==========
Shares used in computing basic and diluted net
 income (loss) per Ordinary Share..............        28,367,673       19,630,635           27,095,176       17,380,894
                                                       ==========       ==========           ==========       ==========
Basic and diluted net income (loss)
 per equivalent American Depositary Share......        $    (0.10)      $    (0.05)          $    (0.32)      $    (0.21)
                                                       ==========       ==========           ==========       ==========

                              TRINTECH GROUP PLC
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                (U.S. dollars in thousands, except share data)

                                                                        October 31, 2000            January 31, 2000
                                                                        ----------------            ----------------
ASSETS
Current assets:
Cash and cash equivalents.......................................        $          8,368            $         10,862
Marketable securities...........................................                 116,325                      48,830
Accounts receivable, net of allowance for doubtful accounts of
 $1,268 and $330 respectively...................................                  17,174                       7,799
Inventories.....................................................                   1,631                         840
Value added taxes...............................................                     185                         192
Prepaid expenses and other assets...............................                   4,804                       1,332
                                                                        ----------------            ----------------
          Total current assets..................................                 148,487                      69,855
Property and equipment, net.....................................                   4,754                       3,190
Goodwill and purchased intangible assets........................                  37,426                           -
Other assets - software development costs.......................                     313                       1,250
                                                                        ----------------            ----------------
          Total assets..........................................        $        190,980            $         74,295
                                                                        ================            ================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable................................................        $          2,229            $          4,082
Accrued payroll and related expenses............................                   2,152                         871
Other accrued liabilities.......................................                   6,886                       2,677
Value added taxes...............................................                   1,167                         460
Warranty reserve................................................                     472                         556
Deferred revenue................................................                   2,964                       3,406
                                                                        ----------------            ----------------
          Total current liabilities.............................                  15,870                      12,052
                                                                        ----------------            ----------------
Capital lease due after more than one year......................                     779                         409
Government grants repayable and related loans...................                     332                         718

Series B preference shares, $0.0027 par value
 10,000,000  authorized;
 None issued and outstanding....................................                       -                           -
Shareholders' equity:
 Ordinary Shares, $0.0027 par value: 100,000,000 shares
 authorized; 28,561,826 and 25,140,722 shares issued and
 outstanding at October 31, 2000 and January 31, 2000
 respectively...................................................                      79                          71

Additional paid-in capital......................................                 213,937                      84,286
Accumulated deficit.............................................                 (38,990)                    (21,585)
Accumulated other comprehensive income..........................                  (1,027)                     (1,656)
                                                                        ----------------            ----------------
          Total shareholders' equity............................                 173,999                      61,116
                                                                        ----------------            ----------------
          Total liabilities and shareholders' equity............        $        190,980            $         74,295
                                                                        ================            ================

                              TRINTECH GROUP PLC
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (U.S. dollars in thousands)

                                                                  Three months                          Nine months
                                                                ended October 31,                     ended October 31,
                                                           ---------------------------           ---------------------------
                                                              2000             1999                 2000             1999
                                                           ----------       ----------           ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...................................       $   (5,908)      $   (2,139)          $  (17,405)      $   (7,447)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities:
    Depreciation and amortization...................            2,215              580                3,572            1,671
    Stock compensation..............................            1,157               20                4,086               60
    (Profit) on marketable securities...............           (2,035)            (141)              (4,667)            (145)
    Purchase of marketable securities...............         (348,517)        (160,642)            (957,165)        (165,648)
    Sale of marketable securities...................          363,646          107,038              894,336          117,895
    Effect of changes in foreign currency exchange
     rates..........................................             (302)            (207)               1,029             (582)
    Changes in operating assets and liabilities:
                  Inventories.......................              111              (28)                (733)            (213)
                  Accounts receivable...............           (4,921)          (3,613)              (9,153)          (5,448)
                  Prepaid expenses and other assets.           (1,931)             890               (3,591)            (170)
                  Value added tax receivable........               59              (63)                 (24)             284
                  Accounts payable..................           (2,094)            (226)              (2,125)           1,005
                  Accrued payroll and related
                   expenses.........................              (42)              (2)               1,227              189
                  Deferred revenues.................              385            1,035                 (857)           1,597
                  Value added tax payable...........              594               (2)                 679                5
                  Warranty reserve..................               (3)            (157)                  (7)            (167)
                  Government grants repayable
                   and related loans................                -                -                 (319)             247
                  Other acrued liabilities..........            2,228            1,318                3,726            1,610
                                                           ----------       ----------           ----------       ----------
Net cash provided by (used in) operating activities.            4,642          (56,339)             (87,391)         (55,257)
                                                           ----------       ----------           ----------       ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                              (717)            (644)              (1,898)          (1,132)
Payment to acquire Checkline                                  (10,154)               -              (10,154)               -
Net cash used in investing activities                         (10,871)            (644)             (12,052)          (1,132)
                                                           ----------       ----------           ----------       ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases................              (88)             (29)                (153)             (87)
Issuance of ordinary shares.........................              646           63,150               98,286           63,185
Expense of share issue..............................                -           (3,256)              (1,713)          (3,256)
Repayments under bank overdraft.....................                -                -                    -             (388)
                                                           ----------       ----------           ----------       ----------
Net cash provided by (used in) financing activities.              558           59,865               96,420           59,454
                                                           ----------       ----------           ----------       ----------
Net (decrease) increase in cash and cash equivalents           (5,671)           2,882               (3,023)           3,065
Effect of exchange rate changes on cash and cash
 equivalents........................................              242                8                  529                8
Cash and cash equivalents at beginning of period....           13,797            1,874               10,862            1,691
                                                           ----------       ----------           ----------       ----------
Cash and cash equivalents at end of period                 $    8,368       $    4,764           $    8,368       $    4,764
                                                           ==========       ==========           ==========       ==========
Supplemental disclosure of cash flow information
    Interest paid...................................       $       16       $        1           $       22       $        3
                                                           ==========       ==========           ==========       ==========
    Taxes paid......................................       $       57       $        -           $       59       $        1
                                                           ==========       ==========           ==========       ==========
Supplemental disclosure of non-cash flow information
    Acquisition of property and equipment under
     capital leases.................................       $      683       $       40           $      799       $       62
                                                           ==========       ==========           ==========       ==========

                              TRINTECH GROUP PLC
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   Interim Condensed Consolidated Financial Statements.

     These interim condensed consolidated financial statements have been prepared by Trintech Group PLC ("Trintech") pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the quarter ended October 31, 2000 are not necessarily indicative of the results that may be expected for the year ending January 31, 2001. See "Factors Affecting Future Results." For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2000 included in Trintech's Annual Report on Form 20-F and the German Verkaufsprospekt/Untermechmensbericht dated May 8, 2000.

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2.   Irish Companies Acts, 1963 to 1999

     The condensed consolidated financial information in this document does not comprise full accounts as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to Trintech's annual return and the information as of and for the periods ended October 31, 2000 and October 31, 1999 is unaudited. A copy of the full accounts for the year ended January 31, 2000, prepared in accordance with Irish generally accepted accounting principles, is annexed to the relevant annual return, and was filed in August 2000. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of such accounts.

     The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany and the United States after eliminating all material inter-company accounts and transactions.

3.   Marketable Securities

     Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.


4.   Inventories

                                                             October 31            January 31
                                                                2000                   2000
                                                           (in thousands)        (in thousands)
                                                          ----------------      -----------------
Raw materials...........................................  $             143     $              78
Finished goods..........................................              1,488                   762
Total...................................................  $           1,631     $             840


5.   Comprehensive Income (Loss)

     The following table sets forth the calculation of comprehensive income
     (loss) for the three month and nine month periods ended October 31, 2000 and October 31, 1999:

                                                      Three months ended                 Nine months ended
                                                         October 31,                         October 31,
                                                   2000               1999              2000             1999
                                                 --------           --------          --------         --------
                                                       (in thousands)                       (in thousands)
Net loss...............................          $ (5,908)          $ (2,139)         $(17,405)        $ (7,447)
Other comprehensive income (loss)......              (818)              (301)              629             (697)
                                                 --------           --------          --------         --------
Comprehensive loss.....................          $ (6,726)          $ (2,440)         $(16,776)        $ (8,144)
                                                 ========           ========          ========         ========

6.  Computation of Net Loss Per Ordinary Share

                                                       Three months ended                 Nine months ended
                                                          October 31,                         October 31,
                                                    2000               1999              2000             1999
                                                 ----------         ----------        ----------       -----------
                                                       (In thousands, except share and per share data)
Numerator:
Numerator for basic and diluted
net loss per ordinary share
Net loss.................................        $   (5,908)        $   (2,139)       $  (17,405)      $   (7,447)
                                                 ----------         ----------        ----------       -----------

Denominator:
Denominator for basic and diluted
net loss per ordinary share
Weighted average ordinary shares.........        28,367,673         19,630,635        27,095,176       17,380,894
                                                 ----------         ----------        ----------       -----------

Basic and diluted net loss per
ordinary share...........................        $    (0.21)        $    (0.11)       $    (0.64)      $     (0.43)
                                                 ----------         ----------        ----------       -----------

7.   Acquisition

On August 25, 2000 the Company acquired Checkline, a privately held company in the United Kingdom, for a total consideration of approximately $44 million. The consideration comprises the issuance of ordinary shares equivalent to 1.2 million American depositary shares, $10 million in cash and a two-year performance earn-out of approximately $5 million. Checkline is a transaction processing and electronic card payment company. It combines expertise in software, communications and systems integration to provide a comprehensive range of secure payment solutions for transaction processing, integrated merchant transaction management and eCommerce. Checkline has been accounted for under the purchase accounting method. To date we have recorded goodwill of approximately $39 million as a result of the acquisition of Checkline. Goodwill, in respect of Checkline is being amortized on a straight-line basis over 5 years.

8.   Subsequent Events

On November 15, 2000 the Company acquired Sursoft, a privately held Latin American card and merchant management software company for total consideration of approximately $10.7 million. The consideration is being effected through the issuance of ordinary shares with a value of $3.5 million, $5.0 million in cash and a five-year performance earn-out of at least $2.2 million. Sursoft specializes in payment card and merchant management software for credit, debit or smart cards and has over 10 years of secure payment software experience. Sursoft has been accounted for under the purchase accounting method. As a result there will be significant goodwill and other intangible assets amortized to the income statement over their useful lives.

On November 19, 2000, the Company executed an agreement to acquire the primary assets of Globeset for approximately $31 million, including intellectual property rights to all of its software products. The consideration is being effected through the issuance of ordinary shares with a value of $10 million and the remainder in cash and the assumption of liabilities. Globeset products include an enterprise wallet platform, a secure payment processing platform, and a back office business to business platform. This acquisition is subject to the completion of certain closing conditions, including obtaining all necessary regulatory approvals.

On November 20, 2000 the Company acquired Exceptis Technologies Limited for a total consideration of approximately $26 million, comprising approximately $16 million consideration at closing, effected through the issuance of 1.8 million American Depository Shares, and a two year earn out of $10 million, which if earned will be paid through the issuance of American Depository Shares. The issuance price of these American Depository Shares will be the higher of the price at date of issuance or $14. Exceptis Technologies Limited is a leading provider of Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements and the Notes thereto appearing elsewhere in this report. The following discussion contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Any "forward looking statements" are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. "Forward looking statements" may include, among others, statements regarding Trintech's expected revenues, earnings, gross margins and overall financial performance in future quarters, customer adoption of Trintech's mCommerce payment technology, continued investment in Trintech's research and development and sales and marketing programs, development of Trintech's eCommerce payment infrastructure solutions on multi-platforms and Trintech's acquisition strategy and ability to integrate recent and future acquisitions with and into Trintech. Factors that could cause or contribute to such differences include Trintech's ability to develop, market and sell its eCommerce and mobile commerce (m-commerce) software, the market acceptance of the SSL or SET standards for eCommerce payment transactions, its ability to effectively respond to future changes in the e-payment software market, the continued market demand for its electronic point-of-sale systems, the performance of third parties, including MasterCard, Visa, Discover and Motorola under technology, marketing or other strategic alliances, potential synergies of Trintech's recent acquisitions and their effects on actual revenues, earnings, gross margins and overall financial performance and the availability of financial resources to continue investment in research and development and sales and marketing programs. Actual performance may also be affected by other factors more fully discussed in the section entitled "Factors That May Affect Future Results" appearing elsewhere in this report and in Trintech's Form 20-F for the fiscal year ended January 31, 2000, and Form 6-K for the fiscal quarter ended July 31, 2000, filed with the U.S. Securities and Exchange Commission.

"Fiscal 1999" refers to the fiscal year ended January 31, 1999, "fiscal 2000" refers to the fiscal year ended January 31, 2000 and "fiscal 2001" refers to the fiscal year ending January 31, 2001.


Overview

     From our organization through 1995, we developed and marketed electronic PoS systems and e-payment software for payment card transactions in the physical world. In early fiscal 1997, we launched our first products for Internet e-payment transactions. Today, our revenue is primarily derived from three sources:

     Product Revenue. Product revenue, which continues to represent a significant proportion of our total revenue, is derived from sales of our electronic PoS system products, primarily the Compact 9000 and 9000i PoS devices and the Compact 950-PP pin pad. Revenue for these products is recognized at the time the products are shipped.

     License Revenue. Software license revenue is derived from license fees from our e-payment software products for payment card transactions in the physical world and over the Internet, and the provision of related support and maintenance services to customers. We recognize software license revenue under SOP 97-2. Under the terms of SOP 97-2, where an arrangement to deliver software does not require significant production, modification or customization, we recognize software license revenue when all of the following criteria are met:

       .  persuasive evidence of an arrangement exists;
       .  delivery has occurred;
       . our fee is fixed or determinable; and . collectibility is probable.

     We also license our software on a recurring rental basis, and, under SOP 97-2, we recognize revenue from these arrangements ratably over the life of the agreement. Customer support and maintenance fees are established as a percentage of the software license price, typically 18% per year, and are generally paid quarterly. We recognize revenue related to customer support and maintenance fees ratably over the life of the agreement.

     Service Revenue. We derive service revenue from consulting services, educational and training services and customization and implementation services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

     With the launch of our first Internet product in the year ended January 31, 1997, or fiscal 1997, we shifted our growth strategy to emphasize e-payment software products for Internet applications. We have historically sold our products primarily through a direct sales force in Europe and North and South America. We have established strategic relationships with VISA, RSA Data Security, SAP America, Sun Microsystems, Unisys, MasterCard, VeriSign, Motorola, Logica, ValiCert, Planet Payment, Baltimore, Oracle and Philips which provide joint marketing opportunities as well as lead-generation for our direct sales force. To facilitate worldwide market penetration, we have begun to establish indirect sales channels, such as resellers and systems integrators. Revenue from products sold through indirect sales channels is recognized net of commissions and discounts.

                                                       Three months ended                    Nine months ended
                                                           October 31,                          October 31,
                                                    2000                1999                2000            1999
                                                   ------              ------             -------         -------
                                                 (in thousands of U.S. dollars)        (in thousands of U.S. dollars)
Germany                                            10,861               9,347              28,772          27,141
Europe (excluding Germany)                          4,716               2,042              13,148           5,895
Rest of the world                                   2,834               1,333              10,964           3,619
Eliminations                                       (4,387)             (4,692)            (19,387)        (15,459)
                                                   ------              ------             -------         -------
Total                                              14,024               8,030              33,497          21,196
                                                   ======              ======             =======         =======

     Cost of product revenue includes outsourced manufacturing costs, packaging, documentation, labor and other costs associated with packaging and shipping our electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived, the cost of providing after-sale support and maintenance services to customers and the amortization of capitalized software development costs. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

     Research and development expenses consist primarily of labor and associated costs connected with the development of our software products and electronic PoS system products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

     Due to our decision to emphasize e-payment software products for Internet applications, in fiscal 1999 and in fiscal 2000, we substantially increased our operating expenditures to build our presence in this business. This has included significant increases in our research and development expenses related to the development of e-commerce capable products, and substantial increases in our sales and marketing personnel as we have expanded our global sales capabilities. More recently, we have increased our research and development expenditure to develop software applications for the mobile commerce payment market. We intend to continue to grow our operating expenditures and, consequently, we expect to continue to report losses from operations through at least fiscal 2002.

     We operate as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom and the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary's tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, our consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, our tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of goodwill.

     We have significant operations and generate substantially all of our taxable income in the United Kingdom and the Republic of Ireland, and some of our Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as our revenue source is license fees from qualifying patents within the meaning of
Section 234 of the Irish Taxes Consolidation Act, 1997. We currently anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, our operating results could be materially adversely affected.

     A significant portion of our revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and we and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the Irish pound and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in our operating results on an annual and, in particular, on a quarterly basis. From time to time we have in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on our results of operations.

     The conversion to the euro has not had a material effect on the pricing of, or the market for, our products, licenses and services, and we do not expect the conversion will have a material effect in the future.

     Our quarterly revenue and operating results have historically been subject to significant fluctuations due to a variety of factors described below, and we anticipate that this volatility will continue. As a result, period-to-period comparisons of our results of operations are not necessarily meaningful and these comparisons should not be relied upon as indications of our future performance. It is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our American depository shares.

     We have experienced significant fluctuations in our quarterly product revenue. In particular, electronic PoS systems revenue has generally been higher in the quarter ended January 31 of each year as customers on a calendar-based fiscal year complete their capital spending plans in December and have capital budgets available in January.

     License revenue can fluctuate significantly from quarter to quarter for a number of reasons. A significant portion of our software revenue is typically derived from a limited number of customers. As a result, small changes in the number of customers in a particular quarter can significantly affect software license revenue for that quarter. Additionally, because the price of our software products varies significantly based on the product and the functionality, the product mix in a particular quarter can also significantly affect license revenue in that quarter.

     Service revenue has varied significantly from quarter to quarter. Service revenue has been significantly impacted by the number of customers requesting services and the scope of the service engagements undertaken in a particular quarter. The demand for customization services can vary as a result of the mix of products that are licensed to our customers as well as the requirements of the customers for customization of our products to suit their needs. As the functionality of our product line has broadened, the portion of service revenue attributable to customization has declined. This is being replaced by increased demand for consultancy, integration, educational and training services.

     Cost of revenue and gross margin has varied substantially from quarter to quarter, both in line with revenue fluctuations and due to factors such as headcount costs, currency fluctuations and facilities cost increases. Cost of license revenue may be further impacted by license fees payable to third parties from whom we license technology, which can vary depending upon product mix. Because a substantial percentage of our costs are fixed, quarterly fluctuations in total revenue result in significant fluctuations in our costs as a percentage of revenue.

     The level of research and development expenditures can vary from quarter to quarter due to changing labor costs and other costs associated with growth in headcount. In connection with our strategy emphasizing e-payment software products for Internet applications, we have generally increased our research and development expenditures over the past few years, including the development of new products for mobile commerce in the current fiscal year.

     Sales and marketing expenditure can vary significantly from quarter to quarter depending on the timing of our advertising and promotion campaigns, the hiring of sales personnel and the establishment of sales offices. We are continuing to build our sales and marketing organization, and these expenditures generally have increased from quarter to quarter.

Recent Developments

     Acquisitions

     On August 25, 2000 the Company acquired Checkline, a privately held company in the United Kingdom, for a total consideration of approximately $44 million. The consideration comprises the issuance of ordinary shares equivalent to 1.2 million American depositary shares, $10 million in cash and a two-year performance earn-out of approximately $5 million. Checkline is a transaction processing and electronic card payment company. It combines expertise in software, communications and systems integration to provide a comprehensive range of secure payment solutions for transaction processing, integrated merchant transaction management and eCommerce. Checkline has been accounted for under the purchase accounting method. We recorded goodwill of approximately $39 million as a result of the acquisition of Checkline. Goodwill, in respect of Checkline is being amortized on a straight-line basis over 5 years.

     On November 15, 2000 the Company acquired Sursoft, a privately held Latin American card and merchant management software company for total consideration of approximately $10.7 million. The consideration is being effected through the issuance of ordinary shares with a value of $3.5 million, $5.0 million in cash and a five-year performance earn-out of at least $2.2 million. Sursoft specializes in payment card and merchant management software for credit, debit or smart cards and has over 10 years of secure payment software experience. Sursoft has been accounted for under the purchase accounting method. As a result there will be significant goodwill and other intangible assets amortized to the income statement over their useful lives.

     On November 19, 2000, the Company executed an agreement to acquire the primary assets of Globeset for approximately $31million, including intellectual property rights to all of its software products. The consideration is being effected through the issuance of ordinary shares with a value of $10 million and the remainder in cash and the assumption of liabilities, subject to final adjustment to the amount of assumed indebtedness. Globeset products include an enterprise wallet platform, a secure payment processing platform, and a back office business to business platform. This acquisition is subject to the completion of certain closing conditions, including obtaining all necessary regulatory approvals. As a result there will be significant goodwill and other intangible assets amortized to the income statement over their useful lives.

     On November 20, 2000 the Company acquired Exceptis Technologies Limited for a total consideration of approximately $26 million, comprising approximately $16 million consideration at closing, effected through the issuance of 1.8 million American Depository Shares, and a two year earn out of $10 million, which if earned will be paid through the issuance of American Depository Shares. The issuance price of these American Depository Shares will be the higher of the price at date of issuance or $14. Exceptis Technologies is a leading provider of Internet enabled payment infrastructure solutions for fraud prevention, automated payment card dispute resolution and risk management for card issuers, financial transaction processors and acquirers. As a result there will be significant goodwill and other intangible assets amortized to the income statement over their useful lives.

     Revenue in the acquired companies can fluctuate significantly from quarter to quarter for a number of reasons. A significant portion of their revenue is typically derived from a limited number of customers. As a result, small changes in the number of customers in a particular quarter can significantly affect revenue for that quarter. Additionally, because the price of the acquired companies products varies significantly based on the product and the functionality and between the companies, the product mix in the acquired companies in a particular quarter can also significantly affect revenue in that quarter.

Cost of revenue and gross margin in the acquired companies has varied substantially from quarter to quarter, both in line with revenue fluctuations and due to factors such as headcount costs, currency fluctuations and facilities cost increases. The level of research and development expenditures can vary from quarter to quarter due to changing labor costs and other costs associated with growth in headcount. In connection with their relevant business strategies they have generally increased research and development expenditures over the past few years.

     Sales and marketing expenditure in the acquired companies can vary significantly from quarter to quarter depending on the timing of advertising and promotion campaigns and the hiring of sales personnel. They are continuing to build their sales and marketing organizations, and these expenditures generally have increased from quarter to quarter.

Quarterly Results of Operations

The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

                                                             Three months                                   Nine months
                                                           ended October 31,                              ended October 31,
                                                   ----------------------------------           ----------------------------------
                                                        2000                1999                     2000                1999
                                                   --------------      --------------           --------------      --------------
Revenue:
   Product                                                     43%                 61%                      46%                 63%
   License                                                     42%                 29%                      43%                 27%
   Service                                                     15%                 10%                      11%                 10%
                                                   --------------      --------------           --------------      --------------
           Total Revenue                                      100%                100%                     100%                100%
                                                   --------------      --------------           --------------      --------------
Cost of revenue:
   Product                                                     29%                 38%                      31%                 41%
   License                                                      9%                  7%                      11%                  9%
   Service                                                     12%                  9%                       9%                  8%
                                                   --------------      --------------           --------------      --------------
           Total Cost of Revenue                               50%                 54%                      51%                 59%
                                                   --------------      --------------           --------------      --------------
Gross margin                                                   50%                 46%                      49%                 41%

Operating expenses:
   Research & development                                      34%                 30%                      39%                 28%
   Sales & marketing                                           33%                 27%                      36%                 29%
   General & administrative                                    20%                 22%                      23%                 24%
   Amortization                                                10%                  -                        4%                  -
   Stock compensation                                           8%                  -                       12%                  -
                                                   --------------      --------------           --------------      --------------
          Total operating expenses                            106%                 79%                     115%                 81%
                                                   --------------      --------------           --------------      --------------
Income (loss) from operations                                 (56%)               (33%)                    (66%)               (39%)


   Interest income (expense), net                              16%                  3%                      16%                  2%
   Exchange (loss) gain, net                                    1%                  3%                      (0%)                 2%
Income (loss) before
provision for income taxes                                    (40%)               (27%)                    (51%)               (35%)

   Provision for income taxes                                  (2%)                 -                       (1%)                 -
                                                   --------------      --------------           --------------      --------------
Net income (loss)                                             (42%)               (27%)                    (52%)               (35%)

                                                   --------------      --------------           --------------      --------------

Revenue

Total Revenue. Total revenue increased $6 million to $14.0 million in the quarter ended October 31, 2000 from $8 million in the quarter ended October 31, 1999, an increase of 75%. In the nine months ended October 31, 2000, total revenue increased $12.3 million to $33.5 million from $21.2 million in the nine months ended October 31, 1999, an increase of 58%. The increase was attributable to increased sales of software license fees, services, electronic PoS system products and the inclusion of Checkline revenue which was not included in the comparable quarter of last year.

We have historically derived a significant portion of our total revenue from a small number of customers. In the quarter ended October 31, 2000, Tyco accounted for 10% of our total revenue. In the quarter ended October 31, 1999, Tyco accounted for 23% of our total revenue and Deutsche Verkehrs Bank Zentrale accounted for 11% of our total revenue. In the nine months ended October 31, 2000, Tyco accounted for 14% of our total revenue. In the nine months ended October 31, 1999, Tyco accounted for 27% of our total revenue and B&S accounted for 10% of our total revenue.


Product. Product revenue increased $1.2 million to $6.1 million in the quarter ended October 31, 2000 from $4.9 million in the quarter ended October 31, 1999, an increase of 24%. In the nine months ended October 31, 2000 product revenue increased $2.1 million to $15.5 million from $13.4 million in the nine months ended October 31, 1999, an increase of 16%. Product sales represented 43% and 46% of total revenue in the quarter and nine months ended October 31, 2000, respectively, compared to 61% and 63% of total revenue in the quarter and nine months ended October 31, 1999, respectively. The increase in product sales was due primarily to increased volume of sales and the inclusion of Checkline revenue, which was not included in the comparable quarter of last year. This increase, however, was partially offset by lower average selling prices for our electronic PoS system products.

License. Software license revenue increased $3.5 million to $5.9 million in the quarter ended October 31, 2000 from $2.4 million in the quarter ended October 31 1999, an increase of 152%. In the nine months ended October 31, 2000 software license revenue increased $8.7 million to $14.4 million from $5.7 million in the nine months ended October 31, 1999, an increase of 153%. Software license revenue represented 42% and 43% of total revenue in the quarter and nine months ended October 31, 2000, respectively, compared to 29% and 27% of total revenue in the quarter and nine months ended October 31, 1999, respectively. The increase in software license revenue was primarily due to increased sales of our e-payment software infrastructure products to new customers, associated service and maintenance fees and the inclusion of Checkline revenue, which was not included in the comparable quarter of last year.

Service. Service revenue increased $1.3 million to $2 million in the quarter ended October 31, 2000 from $783,000 in the quarter ended October 31, 1999, an increase of 161%. In the nine months ended October 31, 2000 service revenue increased $1.5 million to $3.6 million from $2.1 million in the nine months ended October 31, 1999, an increase of 73%. The increase in service revenue primarily resulted from an increase in sales of software licenses, which resulted in increased demand for training, project management and consulting services and the inclusion of Checkline revenue, which was not included in the comparable quarter of last year.

Cost of Revenue

Total Cost of Revenue. Total cost of revenue increased $2.7 million to $7 million in the quarter ended October 31, 2000 from $4.3 million in the quarter ended October 31, 1999, an increase of 63%. In the nine months ended October 31, 2000 total cost of revenue increased $4.8 million to $17.2 million from $12.4 million in the nine months ended October 31, 1999, an increase of 38%. Total gross margin increased to 50% and 49% for the quarter and nine months ended October 31, 2000, respectively, from 46% and 41% for the quarter and nine months ended October 31, 1999, respectively. Improvements in the gross margins are attributable to the increase in high margin software license revenue as a percentage of total revenue.

Product. Cost of product revenue increased $1 million to $4 million in the quarter ended October 31, 2000 from $3 million in the quarter ended October 31, 1999, an increase of 33%. In the nine months ended October 31, 2000, cost of product revenue increased $1.6 million to $10.3 million from $8.7 million in the nine months ended October 31, 1999, an increase of 18%. The increase in the cost of product revenue in absolute dollars primarily resulted from increased volume of sales and the inclusion of Checkline cost, which was not included in the comparable quarter of last year. Product revenue costs represented 67% of product revenue for the quarter and nine months ended October 31, 2000, compared to 62% and 65% of product revenue in the quarter and nine months ended October 31, 1999.

License. Cost of software license revenue increased $720,000 to $1.3 million in the quarter ended October 31, 2000 from $574,000 in the quarter ended October 31, 1999, an increase of 125%. In the nine months ended October 31, 2000, cost of software license revenue increased $1.9 million to $3.8 million from $1.9 million in the nine months ended October 31, 1999, an increase of 96%. The increase primarily resulted from increased expenditures in both infrastructure and labor costs associated with the expansion of our support and maintenance facilities and the cost of third-party software products sold as part of our e-payment software. Software license costs were 22% and 26% of license revenue in the quarter and nine months ended October 31, 2000, respectively, compared to 24% and 34% in the quarter and nine months ended October 31, 1999, respectively. The decrease as a percentage of license revenue reflects the substantial increase in license revenue compared to the quarter and nine months ended October 31, 1999. The increase in absolute dollars resulted from increased expenditures in both infrastructure and labor costs associated with the expansion of our support and maintenance facilities, the cost of third-party software products sold as part of our e-payment software solution sales and the inclusion of Checkline cost, which was not included in the comparable quarter of last year.

Service. Cost of service revenue increased $1 million to $1.7 million for the quarter ended October 31, 2000 from $689,000 for the quarter ended October 31, 1999 an increase of 147%. In the nine months ended October 31, 2000 cost of service revenue increased $1.3 million to $3 million from $1.7 million in the nine months ended October 31, 1999, an increase of 73%. Service costs were 83% and 85% of service revenue in the quarter and nine months ended October 31, 2000, respectively, compared to 88% and 84% of service revenue in the quarter and nine months ended October 31, 1999, respectively. The increase in the cost of service revenue primarily resulted from increased headcount, investment in infrastructure and the inclusion of Checkline cost, which was not included in the comparable quarter of last year.

Operating Expenses

Research and Development. Research and development expenses increased $2.4 million to $4.8 million in the quarter ended October 31, 2000 from $2.4 million in the quarter ended October 31, 1999, an increase of 100%. In the nine months ended October 31, 2000, research and development expenses increased $7.1 million to $13.1 million from $6 million in the nine months ended October 31, 1999, an increase of 120%. Research and development expenses were 34% and 39% of total revenue in the quarter and nine months ended October 31, 2000, respectively compared to 30% and 28% of total revenue in the quarter and nine months ended October 31, 1999 respectively. The increase in absolute dollars and as a percentage of total revenue was primarily due to an increase in number of research and development employees required to accelerate research and development activity and the inclusion of Checkline research and development expenditure in the quarter and nine months ended October 31, 2000.

Sales and Marketing. Sales and marketing expenses increased $2.4 million to $4.6 million in the quarter ended October 31, 2000 from $2.2 million in the quarter ended October 31, 1999, an increase of 113%. In the nine months ended October 31, 2000, sales and marketing expenses increased $5.9 million to $12 million from $6.1 million in the nine months ended October 31, 1999, an increase of 96%. Sales and marketing expenses were 33% and 36% of total revenue in the quarter and nine months ended October 31, 2000, respectively, compared to 27% and 29% of total revenue in the quarter and nine months ended October 31, 1999 respectively. The increase primarily resulted from the recruitment of additional sales personnel, the expansion of our sales offices in the United States and Europe, increases in direct marketing activities and travel costs and the inclusion of Checkline sales and marketing expenditure in the quarter and nine months ended October 31, 2000.

General and Administrative. General and administrative expenses increased $1.1 million to $2.9 million in the quarter ended October 31, 2000 from $1.8 million in the quarter ended October 31, 1999, an increase of 63%. In the nine months ended October 31, 2000 general and administrative expenses increased $2.8 million to $7.8 million from $5 million in the nine months ended October 31, 1999, a 57% increase. General and administrative expenses were 20% and 23% of total revenue for the quarter and nine months ended October 31, 2000, respectively, compared to 22% and 24% for the quarter and the nine months ended October 31, 1999. The increase in absolute dollars primarily resulted from increases in labor costs related to hiring additional management and administrative personnel, telecommunications and management information systems costs, provision for doubtful debts, an increase in depreciation costs and the inclusion of Checkline general and administration expenditure in the quarter and nine months ended October 31, 2000.

Amortization: Amortization expense was $1.4 million in the quarter ended October 31, 2000. This was a result of goodwill and purchased intangible assets recorded in connection with the acquisition of Checkline during the quarter.

Stock Compensation. We recorded, in the quarter ended October 31, 2000 and in the nine months ended October 31, 2000, $1.2 million and $4.1 million respectively of non-cash stock compensation associated with options to acquire an aggregate of 230,000 ordinary shares (460,000 equivalent ADSs) granted to members of our advisory board and MasterCard at fair market value on the date of grant. The options were treated as variable options for accounting purposes under Financial Accounting Standard 123 and Emerging Issues Task Force abstract 96-18 ("Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services" (EITF 96-18)). As a result non-cash stock compensation was related to the difference between the exercise price of these options and the fair market value of our ADSs on the measurement date of the options, multiplied by the number of options time-apportioned over their respective vesting periods, less the aggregate amount of stock compensation charges previously recorded for these option grants. In May 2000, we revised these option grants so that in future periods the non-cash compensation charge is fixed on a quarterly basis as follows:

Quarter Ending January 31, 2001...........................  $1,157,300
Quarter Ending April 30, 2001.............................  $  469,175
Quarter Ending October 31, 2001...........................  $   97,231

Interest Income (Expense), Net. Interest income (expense), net consists of interest income and interest expense. Interest income, net was $2.2 million in the quarter ended October 31, 2000 compared to $252,000 of interest income (expense), net in the quarter ended October 31, 1999. In the nine months ended October 31, 2000 interest income (expense), net increased $4.8 million to $5.2 million of interest income (expense), net compared to $391,000 of interest income (expense), net in the nine months ended October 31, 1999. The increase was due to higher cash balances arising from the completion of an initial public offering in September 1999 and our secondary offering in May 2000.

Provision for Income Taxes. Provision for income taxes was $324,000 in the quarter ended October 31, 2000 and $326,000 in the nine months ended October 31, 2000 compared to $0 for income taxes in the quarter ended October 31, 1999 and $1,000 for income taxes in the nine months ended October 31, 1999. The increase is due to increased activities in the United Kingdom including Checkline.

Liquidity and Capital Resources

On May 4, 2000, we completed a secondary public offering and received net proceeds of $93.5 million from the sale of 2,225,000 ordinary shares. On September 24, 1999, we completed our initial public offering and received net proceeds of approximately $59.5 million from the sale of 5,887,598 ordinary shares. In fiscal 1999, we raised an aggregate of $20.0 million in private placements of 482,765 ordinary shares and 3,000,000 redeemable convertible preference shares. Prior to fiscal 1999, we had satisfied our cash requirements principally through cash generated by operations, proceeds from the sale of ordinary shares to a single outside investor and borrowings under our bank credit facilities.

We have an approved credit facility from Bank of Ireland of IR(Pounds)650,000, or approximately $690,000 of October 31, 2000. The credit facility bears interest at the bank's overdraft rate which was 7.74% per year as of October 31, 2000. The facility does not have a stated expiration date, but all amounts drawn under it are repayable on demand. As of October 31, 2000, there was $0 outstanding under the credit facility. As of October 31, 2000, we had working capital of $132.6 million, including cash and cash equivalents totaling $8.3 million and marketable securities totaling $116.3 million.

Net cash used in operating activities was approximately $87.4 million in the nine months ended October 31, 2000 compared to $55.3 million in the same period in 1999. This is due to our allocation of cash to marketable securities and our net loss of $17.4 million for the nine months ended October 31, 2000.

Net cash used in investing activities was approximately $12.1 million in the nine months ended October 31, 2000 compared to $1.1 million for the nine months ended October 31, 1999. The increase was due to a payment to acquire Checkline and the purchase of property and equipment.

Net cash provided by financing activities was $96.4 million for the nine months ended October 31, 2000 compared to net cash provided of $59.5 million for the nine months ended October 31, 1999. Cash, cash equivalents and short-term investments totaled $124.7 million at October 31, 2000 compared with $59.7 million at January 31, 2000. This increase is due to the completion of our secondary offering.

Although we have no material commitments for capital expenditures or strategic investments, other than those resulting from acquisitions as discussed above, we anticipate an increase in the rate of capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel. Our future liquidity and capital requirements will depend upon numerous factors including the cost and timing of expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which our existing and new products gain market acceptance, market developments, the level and timing of license revenue and available borrowings under line of credit arrangements.

We believe that the proceeds generated by the sale of our securities in our initial public offering and our follow-on offering, together with funds available under our credit facility, cash generated from operations and cash and cash equivalents on hand, will be sufficient to meet our projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next twelve months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

Qualitative and Quantitative Disclosure About Market Risk

Interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since our investments are in short-term instruments and our available line of credit requires interest payments at variable rates. One of our foreign subsidiaries has in the past entered into foreign exchange contracts as a hedge against accounts receivable in currencies other than the Irish pound. However, as of October 31, 2000, neither we nor our subsidiaries were parties to any foreign currency hedging or other derivative financial instruments. Based on the nature and current levels of our investments and debt, we have concluded that there is no material market risk exposure.

Our investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in our investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing only in investment-grade securities.

At October 31, 2000, our cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Year 2000

The year 2000 issue exists because many computer systems and applications use two-digit rather than four-digit date fields to designate a year. As a result, the systems and applications may not properly recognize the year 2000 or be able to process data including it, which has the potential to cause data miscalculations or inaccuracies, operational malfunctions or failures.

We have not experienced any problems with our computer systems relating to such systems being unable to recognize appropriate dates related to the year 2000. We are also not aware of any material problems with our clients or vendors. Accordingly, we do not anticipate incurring material expenses or experiencing any material operational disruptions as a result of year 2000 issues.

Employees

We employed the following numbers of employees as of October 31, 2000 and 1999:

                                                              As of
                                                      ------------------------
                                                      October 31,   October 31,
                                                         2000          1999
                                                      ------------------------
Research and development...........................       201           141
Professional and support services..................        68            40
Sales and marketing................................        89            48
Administration.....................................        68            36
                                                         ----          ----
Total..............................................       426           265
                                                         ----          ----

Of our total number of employees as of October 31, 2000, 180 are located in Ireland, 112 are located in Europe outside Ireland and 134 are located in North America.

                    FACTORS THAT MAY AFFECT FUTURE RESULTS

     In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company's future operating results, and could cause actual events to differ materially from those predicted in the Company's forward looking statements relating to its business.

We recently emphasized e-commerce software for Internet payment transactions, an area in which we have limited experience.

     We introduced our first e-commerce software product for Internet payment transactions in 1996, and the majority of our e-commerce products and modules that we currently market have been released in the last twelve months. As a result, we have a very limited operating history in developing, marketing and selling our e-commerce software, which makes the prediction of future operating results for this portion of our business very difficult. A substantial majority of our research and development expenses in the past two years has related to e-commerce software for payment card transactions, and this effort will continue to account for a significant percentage of our total research and development expenses. Demand for our e-commerce software may not increase and these products may not gain market acceptance. If we fail to increase sales of our e-commerce software, our future revenue and net income, as well as the prospects for this critical portion of our business, will be materially adversely affected.

The standards for e-commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

     A significant part of our business strategy is to continue to develop software products that support both SSL and SET standards for payment card transactions over the Internet. If neither achieves broad market acceptance, our results of operations and prospects will be materially adversely affected. In addition, if a new standard emerges that is more accepted by the marketplace, we may not be successful in developing products that comply with that standard on a timely basis, or at all.

     The SSL standard was developed in 1996, but it has not achieved broad acceptance outside of North America. In particular, SSL has not achieved broad acceptance in Europe, which is currently our primary market for our e-payment solutions for payment card transactions in the physical world. The SET standard was first implemented in 1997 to address perceived security limitations of SSL. However, the SET standard has been adopted at a slower rate than we originally anticipated, and currently the SET standard has achieved limited market acceptance, particularly in the United States. Because our product development efforts have focused on these two standards, future sales of our e-payment products for Internet transactions and the rate of revenue growth attributable to these products, will be materially adversely affected if these standards do not achieve broad market acceptance.

     Part of our strategy has been, and continues to be, to develop products that support the SET standard. We pursue this strategy because we believe that marketing SET-compliant products can differentiate us from competitors that do not market SET-compliant products. We further believe that this differentiation is important to our business because the level of competition relating to SSL products is significantly greater than that relating to SET products. However, the adoption of SET has been impeded by several factors, including:

     .  the ease of using SSL as compared to SET
     . limited financial incentives for cardholders and merchants to use SET . the installed base of SSL technology, including embedded functionality in Netscape products

     If SET technology is not broadly adopted, we will lose a potential competitive advantage, and our prospects and results of operations could be materially adversely affected.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell our software products.

     The markets for our e-payment software solutions for the physical world and, in particular, for payment card transactions over the Internet, are at early stages of development and are rapidly evolving. Our ability to design, develop, introduce and support new e-payment software products and enhancements to existing products on a timely basis that meet changing market needs and respond to technological developments is critical to our future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties' products, including those of our competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed e-payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in e-commerce may not grow or could decrease, reducing the potential market for our e-commerce products.

The market for e-payment solutions for mobile commerce may not develop and, if it does develop, we may not be able to develop products that successfully compete in this market, either of which would significantly impact our financial results and prospects.

     In February 2000, we announced the availability of our first e-payment solution for making online purchases from mobile phones and other wireless devices. We intend to invest a significant portion of our future research and development expenses to enhance this first product and to develop one or more additional products for the m-commerce payment market. However, we cannot predict whether we will be successful in these development efforts or whether our existing product or any future m-commerce products will gain market acceptance. We do not currently expect to recognize significant revenue from m-commerce products until at least late fiscal 2002. In addition, if this market develops, we may face significant competition from major telecommunication service providers and mobile phone handset and equipment providers, among others. These companies have significantly more resources than us and may develop new standards for payment card mobile phone based transactions which we do not address and may not be able to support in the future. In addition, these companies may provide similar products to ours at a lower cost or at no cost to facilitate sales of their telecom equipment or mobile phones. If we fail to generate significant sales of our m-commerce payment products, our future revenue and net income, as well as the prospects for this portion of our business, will be materially adversely affected.

We depend on sales of our electronic point-of-sale systems for payment card transactions for a substantial majority of our total revenue.

     A substantial majority of our total revenue historically has been derived from the sale of our electronic payment card point-of-sale system products. We expect that these products will continue to account for a significant percentage of our total revenue through at least fiscal 2002. We have historically marketed our electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2000, our customers in Germany accounted for over 60% of our electronic PoS system product revenues. We intend to continue to focus substantially all of our marketing efforts for our electronic PoS system products in Europe, and particularly in Germany. As a result, our future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general and Germany in particular. A reduction in demand for our electronic PoS system products could have a material adverse effect on our business, financial condition and results of operations.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting our results of operations, particularly our revenue and operating and net income.

     The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of our electronic PoS systems to decrease over the life of each product. We expect this trend to continue. To offset declines in the average selling prices of our electronic PoS system products, we will need to reduce the cost of these products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities, and, as a result, we may not be able to reduce our costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of our electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on our electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on our business, financial condition and results of operations.

We have incurred losses and expect continued losses.

     We incurred a net loss of $12.1 million for the year ended January 31, 2000, and we have incurred net losses in our last eleven quarters. As of October 31, 2000, we had an accumulated deficit of $39 million. In fiscal 2001 we substantially increased our operating expenditures to build our presence in the e-commerce software business. This has included significant increases in our research and development expenses related to the development of e-commerce capable products, and substantial increases in our sales and marketing personnel. We intend to continue to grow our operating expenditures and, consequently, we expect to continue to report losses from operations for at least one year.

Our business is subject to currency fluctuations that can adversely affect our operating results.

     Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the Irish pound and the euro. In particular the value of the U.S. dollar impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the Irish pound or the euro relative to other currencies could adversely affect our business and results of operations. For example, sales of our electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling. As a result, in the year ended January 31, 2000 and for the nine months ended October 31, 2000, margins on electronic PoS systems were negatively impacted.

     In addition, our consolidated financial statements are prepared in Irish pounds and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished, or our net loss increased, when reported in U.S. dollars in our financial statements.

Our quarterly operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts' expectations, which could cause the price of our ADSs to drop rapidly and severely.

     We have experienced significant quarterly fluctuations in operating results and cash flows and we expect that these fluctuations will continue in future periods. In addition, our revenue is difficult to predict for several reasons. As a result, we believe that our quarterly revenue, expenses and operating results are likely to vary significantly in the future. Thus, it is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our ADSs. We also believe that period-to-period comparisons of our quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of our future performance.

     Quarterly fluctuations have been, and may in the future be, caused by factors which include:

       .  the size and timing of orders
       .  currency fluctuations
       .  product mix
       .  the rate of acceptance of new products
       .  purchasing and payment patterns of our customers
       .  our pricing policies and those of our competitors

     In addition, our revenue is difficult to predict for the following reasons:

       . we have generally recognized a substantial portion of our revenue in the last month of each quarter
       .  the market for our e-commerce products is new and rapidly changing
       . the sales cycle for our products is typically 6 to 12 months and varies substantially from customer to customer

     Over the past few years, we have substantially increased our investment in our infrastructure, and we expect to continue to do so. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and our business and operating results for that quarter would be adversely affected, perhaps materially.

We may fail to integrate adequately acquired products, technologies or businesses.

     From time to time, we evaluate opportunities to acquire additional product offerings, complementary technologies and businesses, up to November 20, 2000 we have acquired Checkline, Sursoft, Exceptis Technologies and executed an agreement to acquire the primary assets of Globeset subject to the completion of certain closing conditions, including obtaining all necessary regulatory approvals. There are significant inherent risks in these and any future acquisitions including:

 . assimilating acquired products, technologies and businesses, . amortization of acquired intangible assets, . diversion of our management's attention from normal daily operations of the business,
 .  potential difficulties in completing projects associated with in-process research and development,
 . risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions
 .  initial dependence on unfamiliar supply chains or relatively small supply partners
 .  insufficient revenues to offset increased expenses associated with acquisitions; and
 .  the potential loss of key employees of the acquired company

Our management has limited experience in assimilating acquired organizations and products into our operations and such assimilation is inherently risky. We may not be able to integrate successfully any products or technologies or businesses that might be acquired in the future, and the failure to do so could have a material adverse effect on our business and results of operations.

We derive a significant amount of our revenues from a limited number of customers.

     A significant percentage of our revenue is derived from a limited number of our customers. Approximately 40% of our total revenue for the year ended January 31, 2000 and 29% of our total revenue for the three months ended October 31, 2000 was attributable to our three largest customers in those periods. The loss of any major customer, or any reduction or delay in orders by any major customer, could have a material adverse effect on our business, financial condition and results of operations.

We rely on strategic relationships that may not continue in the future.

     We have developed strategic relationships with larger, public companies. We rely in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We will need to establish additional strategic relationships to be successful.

     Two of the companies with which we have developed a strategic relationship are VISA International and MasterCard International. We believe that our reputation has benefited from past transactions and joint press releases with these companies, as well as from VISA's equity investment in us in 1998. Neither customer is obligated to continue to conduct business or marketing activities with us. VISA or MasterCard's endorsement of one or more of our competitors could cause existing customers to switch to competitors and could materially adversely affect our ability to add new customers.

Our success depends on our ability to expand our direct sales force.

     We have sold our products almost exclusively through our direct sales force. Our future revenue growth will depend in large part on our ability to recruit, train and manage additional sales personnel worldwide. We have experienced and continue to experience difficulty in recruiting qualified sales personnel, and the market for these personnel is highly competitive. We may not be able to successfully expand our direct sales force, and any expansion of the sales force may not result in increased revenue. Our business and results of operations will be materially adversely affected if we fail to successfully expand our direct sales force.

Our growth may be limited if we fail to build an indirect sales channel.

     Indirect sales channels accounted for approximately 4% of our total revenue in fiscal 2000. We recently have established relationships with a limited number of resellers and systems integrators and consultants. These are new, early-stage relationships and, as such, are generally untested. Our existing indirect channels will have to generate significant revenue and we will need to establish additional indirect channels to be successful.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

     The market for e-payment software and electronic PoS systems is intensely competitive, and we expect competition to continue to increase. Our competitors include Verifone, a subsidiary of Hewlett-Packard, and Giesecke & Devrient for our electronic PoS system products, and IBM, Verifone and Brodia for our e-payment software. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations. Some competitors in our market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive e-payment solutions. We also expect to face additional competition as other established and emerging companies enter the market for e-payment solutions.

We depend on a few key personnel to manage and operate us.

     Our success is largely dependent on the personal efforts and abilities of our senior management, including in particular John McGuire, Cyril McGuire, George Burne, Kevin Shea, Paul Byrne, Chris Meehan and John Harte. The loss of one or more of members of our senior management could have a material adverse effect on our business and prospects.

If we are unable to attract and retain highly skilled personnel with experience in the e-payment and banking industries, we may be unable to grow our business.

     The market for qualified personnel with experience in the e-payment and banking industries in general, and software engineers with this experience in particular, is highly competitive. Our strategic plan requires continued investment in research and development and sales and marketing personnel. Failure to successfully attract, hire, assimilate and retain qualified personnel could limit the rate at which we develop new products and generate sales, which could have a material adverse effect on our business, prospects and results of operations.

Our reliance on third parties to manufacture our electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

     Our electronic PoS system products are manufactured by Keltek and Fujitsu. Our reliance on outsourced manufacturers involves significant risks, including:

     . reduced control over delivery schedules, quality assurance and cost . the potential lack of adequate manufacturing capacity
     .  the potential misappropriation of our intellectual property

     We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, our cashflow would be adversely impacted, and the risk that our inventory could become obsolete would increase. If Keltek or Fujitsu cease manufacturing our electronic PoS system products or increase their prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to our customers or any increase in manufacturing costs could have a material adverse effect on our business and results of operations.

     We have in the past received products that contained defects from our manufacturers. Because we warrant the quality of our electronic PoS system products to our customers, we have been required to repair or replace defective products at our own expense. This expense has in the past exceeded the amounts reimbursed to us by the manufacturers. This expense has not in the past had a material adverse effect on our results of operations. However, any repetition of these or similar problems could have a material adverse effect on our reputation, business and results of operations.

We may not be able to timely respond to rapid technological changes that impact our business.

     The markets for our e-payment software and electronic PoS system solutions are susceptible to rapid changes due to technology innovation, evolving industry standards, changes in customer and cardholder needs and frequent new product introductions. We will need to use leading technologies effectively, continue to develop our technical expertise and enhance our existing products on a timely basis to compete successfully in these markets. We may not be successful in achieving these business requirements.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

     Our success depends in part on our ability to protect our rights in our e-payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also enter into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we have not signed protective agreements in every case. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of our products.

     We believe that our products do not infringe upon the intellectual property rights of others and that we have all rights necessary to use the intellectual property employed in our business. However, we have not performed patent searches for all of the technologies encompassed in our products. Third parties may in the future claim that our current or future products infringe their proprietary rights. Any infringement claim, with or without merit, could result in costly litigation or require us to reengineer or cease sales of our products, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

Our industry and our customers' industry are subject to government regulations that could limit our ability to market our products.

     Our current and prospective customers include non-U.S. and state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate. If our products fail to comply with regulations applicable to our customers, or if we cannot timely and cost-effectively respond to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

     Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. Our inability to obtain and maintain required approvals under these regulations could adversely affect our ability to sell our products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on our business, results of operations and prospects.

     Our electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit our ability to sell these products.

Rapid growth could strain our personnel and systems.

  We have recently experienced rapid expansion of our operations in multiple countries, which has placed, and is expected to continue to place, significant demands on our administrative, operational and financial personnel and systems. Because of these demands, we hired a significant number of employees in fiscal 1999 and fiscal 2000 and expect to continue hiring during fiscal 2001. Our inability to train and integrate our new employees and promptly address and respond to rapid growth if it occurs could have a material adverse effect on our business and results of operations.

Trading in our shares could be subject to extreme price fluctuations and you could have difficulty trading your shares.

     The market for shares in newly public technology companies is subject to extreme price and volume fluctuations, often unrelated to the operating performance of these companies. Due to the potential volatility of our stock price, we may in the future be the target of securities class action litigation. Securities litigation could result in substantial costs and divert our management's attention and resources. In addition, although the ADSs are quoted on the Nasdaq National Market and the Neuer Markt, the daily trading volume has been limited. An active trading market may not develop or be sustained. In addition, the Neuer Markt is a new trading market. The Neuer Markt may experience delays in settlement and clearance as trading volume increases. These factors could adversely affect the market price of the ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States and German corporations.

     The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States or German corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

Our three largest shareholders have the ability to significantly influence corporate actions, which limits your ability to influence or control corporate actions. This concentration of ownership also can reduce the market price of the ADSs.

     Our three largest shareholders own approximately 44% of our equivalent ADSs. If these shareholders act together, they will have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the ADSs.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

     We have operations and generate substantially all of our taxable income in the United Kingdom and the Republic of Ireland. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. In addition, if German, U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries' profits are currently recognized, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.


The German takeover code, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

     As required by the Neuer Markt, we have adopted the takeover code recommended by the Stock Exchange Expert Commission at the German Federal Ministry of Finance. Although this takeover code does not have the force of law, it is generally required by the Frankfurt Stock Exchange that companies listed on the Neuer Markt acknowledge these takeover provisions. The applicability of the takeover code, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the ADSs. In addition, the rights of our shareholders under the takeover code could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

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

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              TRINTECH GROUP PLC



By:/s/ John McGuire
   ---------------------
       John McGuire
  Chief Executive Officer

Dated: December 14, 2000

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